UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number 001-34582

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Northwest Savings Bank 401(k) Plan

100 Liberty Street

Warren, Pennsylvania  16365

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Northwest Bancshares, Inc.

100 Liberty Street

Warren, Pennsylvania 16365

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements and exhibits are filed as part of this annual report:

Exhibit 23                                        Consent of Independent Registered Public Accounting Firm.

Exhibit 99                                        Financial Statements as of and for the years ended December 31, 2014 and 2013 and Supplemental Schedule as of December 31, 2014 for the Northwest Savings Bank 401(k) Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHWEST SAVINGS BANK 401(k) PLAN

Date:	June 26, 2015	By:	/s/ Julia W. McTavish
Julia W. McTavish
Executive Vice President, Plan Administrator